Exhibit (a)(2)

FORM E-MAIL TO ELIGIBLE EMPLOYEES ANNOUNCING THE TENDER OFFER

To:	Eligible Employees

From:	Peter Goepfrich
Chief Financial Officer

Date:	February 22, 2010

Subject:	Offer to Purchase Certain Outstanding Employee Stock Options for Cash

Dear Eligible Employees:

This e-mail is to notify you that Vital Images, Inc. (the “Company”) is offering to purchase for cash certain outstanding employee stock options (the “Offer”) with exercise prices equal to or exceeding $25.00. The Offer is completely voluntary.  The terms and conditions of the Offer are described in the Offer to Purchase attached to this e-mail.  The Offer to Purchase and the Schedule TO filed with the Securities and Exchange Commission earlier today are also available on the Company’s website at www.vitalimages.com.  Please be advised that, unless extended by the Company, the Offer will expire at 11:59 p.m., Central Time, on March 19, 2010.

We grant long-term equity awards, in the form of stock options and restricted stock, to our employees in order to provide long-term performance-based compensation, to encourage our employees to continue their employment throughout the vesting periods of the awards, and to help align employee and stockholder interests.  The decline in the market price of our common stock in the ten quarters since the first half of 2007 has significantly eroded the incentive and retention value of a substantial number of outstanding options held by our employees because the exercise price of those outstanding options far exceeds the present market price of our common stock (referred to as “underwater options”).

Stock options and other incentives are material components of our long-term compensation and benefit philosophy.  After a comprehensive review of our current compensation and benefit program and the impact of the decline in our common stock price on our stock option awards, we determined that this Offer is consistent with restoring the incentive value of our long-term performance award programs, while balancing the cost of the Offer against our duty to be stewards of our shareholders’ investment in our Company.  We believe that our shareholders will benefit from this Offer, because stock options tendered pursuant to the Offer will reduce the amount of unissued common stock that is reserved for issuance upon exercise of outstanding stock options expressed as a percentage of our currently outstanding common stock, which is also called “overhang.”  Pursuant to the stock repurchase program that the Company began in May 2008, we have repurchased more than 3.3 million shares of our common stock, reducing the number of shares outstanding by more than 19.3%.  As our shares outstanding have decreased, the overhang caused by our outstanding stock options has increased.  If all Eligible Options are tendered under this Offer, our overhang will decrease by approximately 2.8%.

The Offer is designed to restore the incentive value of our long-term performance award programs by providing you with an opportunity to obtain the benefit associated with the cash payment, in lieu of the less certain, but potentially more valuable benefit you could receive if you elect to retain your Eligible Options.  Any tendered unvested Eligible Options will reduce future compensation expense on our financial statements associated with such Eligible Options and reduce the potential stockholder dilution associated with Eligible Options with values that have been reduced or eliminated because of the decline in our stock price.

Participation or non-participation in the Offer will have no effect on your consideration for future stock option or equity award grants under the 2006 Plan or any other equity incentive plan.  Your eligibility is determined under the terms and conditions of such plans.  Eligibility for future grants of options and equity awards will remain subject to our discretion and will not depend on whether you participate in the Offer.  In general, we have historically granted equity compensation to selected officers, employees and directors and expect to continue to do so.

We make no recommendation as to whether or not you should participate in the Offer.  The decision to participate in the Offer is an individual one that should be based on a variety of factors, and you should consult with your personal advisors about your financial or tax situation.

Your personalized Election Form will be e-mailed to you later today.  If you desire to tender your eligible options in the Offer, you must complete and submit the personalized Election Form in accordance with the instructions set forth in the Offer to Purchase.  The Election Form will indicate the cash offered for your options that are eligible for purchase. A Withdrawal Notice will also be delivered to you later today.  You will need to complete and submit a Withdrawal Notice in accordance with the instructions set forth in the Offer to Purchase only if you decide to withdraw a previously submitted Election Form.

We will be holding informational meetings for Eligible Employees during the term of the Offer, as set forth below:

•      Wednesday, February 24, 2010, at 11:00 a.m.

•      Wednesday, March 3, 2010, at 11:00 a.m.

If you have any questions regarding the Offer or the Offer to Purchase, please contact Mary Ellen Vitello by e-mail at mvitello@vitalimages.com or by telephone at 952-540-3530.

Sincerely,

Peter Goepfrich

Chief Financial Officer